Exhibit 99.1

Press Release

Chi-Med Highlights Presentation of Clinical Data from the Successful SANET-ep Phase III Trial at ESMO Annual Meeting

– Late-Breaking Abstract of the positive SANET-ep Phase III trial of surufatinib in patients with non-pancreatic neuroendocrine tumors (“NET”) to be presented –

– Conference call and webcast with lead trial investigators to be held on Monday, September 30 to review surufatinib data –

– Data from ongoing international clinical trials with surufatinib and fruquintinib to be presented –

London: Wednesday, September 25, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will showcase data from its proprietary clinical programs at the 2019 European Society for Medical Oncology Congress (“ESMO”) on September 27 to October 1, 2019 in Barcelona, Spain.

A key highlight will be the oral presentation of a Late-Breaking Abstract reporting efficacy and safety results from the positive Phase III trial in China of surufatinib in non-pancreatic neuroendocrine tumors (“NET”), known as SANET-ep. An interim analysis in June 2019 confirmed that the study met its primary endpoint of progression-free survival (“PFS”). As a result, the independent data monitoring committee (“IDMC”) recommended the study be stopped, a year ahead of schedule, and preparations are now underway for the submission of a New Drug Application (“NDA”) by the end of 2019 for this indication in China.

The Late-Breaking Abstract will be published on the ESMO website coincident with the its presentation; the details of which are as follows:

Title:	Efficacy and Safety of Surufatinib in Patients with Well-Differentiated Advanced Extrapancreatic Neuroendocrine Tumors: Results from the Randomized Phase III Study (SANET-ep)
Presenting Author:	Jianming Xu, Head of the Department of Gastrointestinal Oncology, The Fifth Medical Center, General Hospital of the PLA
Abstract #:	LBA76
Date & Time:	Sunday, September 29, 2019, 16:30 CEST
Location:	Tarragona Auditorium (Hall 7), Fira de Barcelona Gran Via Conference Centre

A conference call and webcast for analysts and investors will be held on Monday September 30, 1 p.m. U.K. time (2 p.m. Barcelona time; 8 a.m. New York time; 8 p.m. Hong Kong time) to review the SANET-ep trial data presented on Sunday, September 29. Safety and tolerability data presented from an ongoing U.S. Phase Ib study of surufatinib in pancreatic NET patients who have progressed on Sutent® or Afinitor® treatment will also be discussed.

Participating in the call will be Dr. James Yao, Chair of GI Oncology at MD Anderson Cancer Center and one of the lead investigators for our ongoing Phase I/Ib surufatinib study in NET, as well as members of the Chi-Med management team. Dial-in details for the conference call will be available prior to the event at www.chi-med.com/event-information, and a replay will also be available shortly after.

Details of the abstract for the U.S. Phase Ib trial of surufatinib in pancreatic NET patients are as follows:

Title:	Safety and Tolerability of Surufatinib in Western Patients with Solid Tumors
Presenting Author:	Erika P. Hamilton, Director, Breast and Gynecologic Cancer Research at Sarah Cannon Research Institute
Abstract # & Link:	1393P
Date & Time:	Sunday, September 29, 2019, 12:00 CEST
Location:	Hall 4, Fira de Barcelona Gran Via Conference Centre

Other Clinical Data Abstracts

Fruquintinib in the U.S. and Europe: Safety and tolerability of fruquintinib in Western patients with solid tumors will be presented. Fruquintinib is currently in planning for a Phase III registration study in the U.S. and Europe in metastatic colorectal cancer (“CRC”) patients who are resistant to or intolerant of prior treatment with Stivarga® or Lonsurf®. In China, fruquintinib is currently sold under the brand name Elunate®, and is for the treatment of patients with metastatic CRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type).

Title:	Phase 1 Trial of Fruquintinib in Patients with Advanced Solid Tumors: Results of the Dose Escalation Phase
Presenting Author:	Andrea Wang-Gillam, Associate Professor of Medicine, Division of Oncology, Section of Medical Oncology, Washington University School of Medicine
Abstract #:	467P
Date & Time:	Saturday, September 28, 2019, 12:00 CEST
Location:	Hall 4, Fira de Barcelona Gran Via Conference Centre

Chi-Med retains all rights to surufatinib worldwide. It retains all rights to fruquintinib outside of China and is partnered with Eli Lilly and Company in China.

Trials-in-Progress Abstracts

Title:	A Phase 1 Study of HMPL-523, a Selective Oral Anti-Spleen Tyrosine Kinase Inhibitor, in Patients with Relapsed or Refractory Lymphoma
Lead Author:	Nathan Fowler, Associate Professor, Department of Lymphoma/Myeloma, the University of Texas MD Anderson Cancer Center
Abstract #:	1106TiP
Date & Time:	Saturday, September 28, 2019, 12:00 CEST
Location:	Hall 4, Fira de Barcelona Gran Via Conference Centre

Title:	A Phase 1 Study of HMPL-689, a Selective Oral Phosphoinositide 3-Kinase-Delta Inhibitor, in Patients with Relapsed or Refractory Lymphoma
Lead Author:	Jonathan B. Cohen, Associate Professor, Department of Hematology and Medical Oncology, Emory University School of Medicine
Abstract #:	1107TiP
Date & Time:	Saturday, September 28, 2019, 12:00 CEST
Location:	Hall 4, Fira de Barcelona Gran Via Conference Centre

About SANET-ep

SANET-ep is a randomized, double-blind, placebo-controlled, multi-center, Phase III study of surufatinib in advanced neuroendocrine tumors – extra-pancreatic patients in China for whom there is no effective therapy. In June 2019, an interim analysis was conducted, leading to the IDMC determination that the study met the pre-defined primary endpoint of PFS and should be stopped early. Preparations for an NDA submission are now underway for this indication in China. In this study, patients with low- or intermediate-grade advanced extra-pancreatic neuroendocrine tumors for whom there is no effective therapy are randomized at a 2:1 ratio to receive either 300 mg of surufatinib orally daily or placebo, on a 28-day treatment cycle. The primary endpoint of the study is to evaluate the PFS, with secondary endpoints including objective response rate (ORR), disease control rate (DCR), time to response (TTR), duration of response (DoR), overall survival (OS), safety, and tolerability. Additional details may be found at clinicaltrials.gov, using identifier NCT02588170.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of surufatinib and fruquintinib, plans to initiate clinical studies for surufatinib and fruquintinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates surufatinib and fruquintinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of surufatinib and fruquintinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500